Securities and Exchange Commission
April 3, 2013

April 3, 2013

VIA OVERNIGHT COURIER and EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	Concur Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 15, 2012
File No. 000-25137

Dear Ms. Collins:

We have received your letter of March 26, 2013, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K filed by Concur Technologies, Inc. (“Company” or “Registrant”) for the fiscal year ended September 30, 2012. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Years 2012 and 2011
Income Tax Expense, page 27

1.
We note your response to prior comment 1 and your disclosure that the negative effective tax rate for 2012 was primarily the result of losses in tax jurisdictions where you are not able to record a tax benefit. However, your disclosure does not include the reasons why you are not able to record a tax benefit in certain tax jurisdictions, and also does not include the reasons for significant changes in your foreign rate differential as compared to prior periods. Please tell us what consideration you gave to disclosing these factors in future filings, including changes attributable to the establishment of the new foreign sales and intellectual property companies and the foreign countries that most significantly impacted your foreign tax rate differential.

Response:
In our future filings, we will consider including explanations of the sources of our foreign tax rate differential such as foreign sales and intellectual property companies as well as the foreign countries that significantly impact such rate differential, to the extent that such explanations provide a greater understanding of the underlying reasons for any changes in our effective tax rate.

Financial Statements and Supplementary Data

Securities and Exchange Commission
April 3, 2013

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, page 43

2.
We note your response to prior comment 2. Please confirm that you will revise your future filings to clarify which arrangements are accounted for under ASC 985 and which arrangements are accounted for under ASC 605.

Response:
We expect software revenues accounted for under ASC 985 will be insignificant in 2013 and, therefore, we will likely remove the reference to software revenue guidance in the next Form 10-K filing. However, if revenues recognized under ASC 985 are significant, in future filings we will specifically mention the arrangements accounted for under ASC 985 separately from the arrangements accounted for under ASC 605.

* * *

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Francis J. Pelzer V, our Chief Financial Officer, at (425) 895-5335, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele

Kyle R. Sugamele
Chief Legal Officer

cc:	Francis J. Pelzer V, Concur Technologies, Inc.
Gary Homsley, Grant Thornton LLP
Horace Nash, Fenwick & West LLP